UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Amendment No. 2

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PMC-SIERRA, INC.

(Names of Subject Company)

LOIS ACQUISITION CORP.

(Offeror)

MICROSEMI CORPORATION

(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

69344F106
(CUSIP Number of Class of Securities)

John W. Hohener
Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Microsemi Corporation
One Enterprise
Aliso Viejo, California 92656
(949) 380-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Warren T. Lazarow, Esq.

Paul Scrivano, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,575,997,159.36	$259,402.91***

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $11.68, the average of the high and low sales prices per share of PMC-Sierra common stock on December 14, 2015, as reported by Nasdaq, and (ii) 220,547,702, the estimated number of shares of PMC-Sierra common stock to be exchanged in the transaction.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001007 multiplied by the estimated transaction valuation.

***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $61,859.10	Filing Party: Microsemi Corporation
Form of Registration No.: Form S-4	Date Filed: December 16, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2015 (together with any subsequent amendments and supplements thereto, including that certain Amendment No. 1 filed on January 4, 2015, the “Schedule TO”), by Microsemi Corporation, a Delaware corporation (“Microsemi”) and Lois Acquisition Corp., a Delaware corporation (the “Offeror”) and a direct wholly owned subsidiary of Microsemi. This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of common stock, $0.001 par value per share, of PMC-Sierra, Inc. (“PMC”), a Delaware corporation, (a) $9.22 in cash, without interest and less any applicable withholding taxes, and (b) 0.0771 shares of Microsemi common stock, par value $0.20 per share, plus cash in lieu of any fractional shares of Microsemi common stock, without interest and less any applicable withholding taxes (together, the “transaction consideration”) (collectively, subject to the terms and conditions set forth in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below), and together with any amendments or supplements thereto, the “Offer”). This Amendment is being filed on behalf of Microsemi and the Offeror. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Offer to Purchase.

Microsemi has filed with the SEC a Registration Statement on Form S-4 on December 16, 2015 and Amendment No. 1 to the Registration Statement on Form S-4 on January 4, 2016 (as amended, the “Registration Statement”), relating to the offer and sale of shares of Microsemi common stock to be issued to holders of shares of PMC common stock validly tendered into the Offer and not properly withdrawn. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of Amendment No. 1 to the Registration Statement and filed as Exhibit (a)(4) hereto (as it may be amended from time to time, the “Prospectus/Offer to Exchange”), and the related letter of transmittal, which is filed as Exhibit (a)(1)(A) hereto (as it may be amended from time to time, the “Letter of Transmittal”). For the avoidance of doubt, all references to the Prospectus/Offer to Exchange, including in response to Items 1 through 11 of the Schedule TO, shall refer to the Prospectus/Offer to Exchange forming part of Amendment No. 1 to the Registration Statement. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Microsemi or the Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following information:

“The waiting period under the HSR Act with respect to the offer and the merger expired at 11:59 PM (New York City time) on January 8, 2016.”

Item 12. Exhibits.

Item 12 of the Schedule TO is here by amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(K)	Press Release issued by Microsemi Corporation, dated January 11, 2016, providing acquisition and business updates and announcing the expiration of the HSR waiting period (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on January 11, 2016).

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2016

LOIS ACQUISITION CORP.

By:	/s/ Steven G. Litchfield
Name:	Steven G. Litchfield
Title:	President & Chief Executive Officer

MICROSEMI CORPORATION

By:	/s/ David Goren
Name:	David Goren
Title:	SVP of Business Affairs, Legal and Compliance Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.3 to Microsemi Corporation’s Registration Statement on Form S-4 filed on December 16, 2015).

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Microsemi Corporation’s Registration Statement on Form S-4 filed on December 16, 2015).

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Microsemi Corporation’s Registration Statement on Form S-4 filed on December 16, 2015)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Microsemi Corporation’s Amendment No. 1 to the Registration Statement on Form S-4 filed on December 31, 2015).

(a)(5)(A)	Press Release issued by Microsemi Corporation, dated October 19, 2015, announcing its proposal to acquire all of the outstanding shares of PMC-Sierra common stock (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Microsemi Corporation on October 19, 2015).

(a)(5)(B)	Investor Presentation, dated October 19, 2015, distributed in connection with Microsemi Corporation’s analyst and investor conference call (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Microsemi Corporation on October 19, 2015).

(a)(5)(C)	Transcript of Microsemi Corporation’s analyst and investor conference call held on October 19, 2015 (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on October 19, 2015).

(a)(5)(D)	Press Release issued by Microsemi Corporation, dated October 30, 2015, announcing its increased proposal to acquire all of the outstanding shares of PMC-Sierra common stock (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Microsemi Corporation on October 30, 2015).

(a)(5)(E)	Press Release issued by Microsemi Corporation, dated November 2, 2015, reiterating its increased proposal to acquire all of the outstanding shares of PMC-Sierra common stock (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on November 3, 2015).

(a)(5)(F)	Press Release issued by Microsemi Corporation, dated November 10, 2015, announcing that its proposal to acquire all of the outstanding shares of PMC-Sierra common stock had been deemed superior by the PMC-Sierra, Inc. board of directors (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on November 10, 2015).

(a)(5)(G)	Press Release issued by Microsemi Corporation, dated November 18, 2015, announcing its further increased proposal to acquire all of the outstanding shares of PMC-Sierra common stock (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on November 18, 2015).

(a)(5)(H)	Joint Press Release issued by Microsemi Corporation and PMC-Sierra, Inc., dated November 24, 2015, announcing execution of definitive agreement (incorporated by reference to Exhibit (a)(5)(H) to Microsemi Corporation’s Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on January 4, 2016).

(a)(5)(I)	Slide presentation entitled “PMC-Sierra Welcome Meeting” (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on November 30, 2015).

Exhibit No.	Description

(a)(5)(J)	Press Release issued by Microsemi Corporation, dated December 16, 2015, announcing commencement of the exchange offer (incorporated by reference to Exhibit (a)(5)(J) to Microsemi Corporation’s Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on January 4, 2016).

(a)(5)(K)	Press Release issued by Microsemi Corporation, dated January 11, 2016, providing acquisition and business updates and announcing the expiration of the HSR waiting period (incorporated by reference to Microsemi Corporation’s filing pursuant to Rule 425 on January 11, 2016).

(b)(1)	Commitment Letter, dated November 17, 2015, between Morgan Stanley Senior Funding, Inc. and Microsemi Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Microsemi Corporation on November 25, 2015).

(b)(2)	Joinder Agreement, dated November 5, 2015, by and among Morgan Stanley Senior Funding, Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Deutsche Bank Securities Inc., Deutsche Bank AG New York Branch and Microsemi Corporation (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Microsemi Corporation on November 25, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of November 24, 2015, by and among PMC-Sierra, Inc., Microsemi Corporation and Lois Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Microsemi Corporation on November 25, 2015).

(d)(2)	Confidentiality Agreement, dated October 30, 2015, by and between Microsemi Corporation and PMC-Sierra, Inc. (incorporated by reference to Exhibit (d)(2) to Microsemi Corporation’s Tender Offer Statement on Schedule TO filed on December 16, 2015).